EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Announces Voting Results from 2019 Annual Shareholders Meeting

September 13, 2019 09:25 ET | Source: Asia Pacific Wire & Cable

TAIPEI, Taiwan, Sept. 13, 2019 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) (the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced voting results from the Company’s 2019 Annual General Meeting (the "Meeting") for shareholders held on Friday, August 30, 2019.

The Meeting included voting by shareholders on the agenda for the matters set forth below:

1.	To approve the written record of the last Annual General Meeting of Shareholders of the Company held on August 31, 2018
2.	To approve the minimum number of directorships at two (2) and the maximum number of directorships at nine (9)
3.	To elect up to nine (9) directors
4.	To approve the compensation to be paid to each of the directors
5.	To approve the appointment of PricewaterhouseCoopers Taiwan as the independent auditor of the Company for the 2019 fiscal year, and to authorize the Board of Directors of the Company acting through its Audit Committee to determine the remuneration of the independent auditors for the 2019 fiscal year

All agenda items listed above were approved by shareholders at the Meeting, including the election of the nine (9) directors put forth by the Company.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", “anticipates”, "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:
Investor Relations Contact:
Asia Alpha Investor Relations
Lisa A. Gray
Partner & Senior Account Manager
Phone: +1-212-989-9899
Email: lisa@skylineasiair.com